Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2016

Added 14,472 New Subscribers in 4Q16

4Q16 Revenue Amounted to RMB156.8 Million ($24.3 Million)

4Q16 Operating Income Amounted to RMB39.7 Million ($6.2 Million)

Conference Call to be Held on June 15, 2016 at 8:00 a.m. ET

HONG KONG, China, June 14, 2016 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the fourth quarter and full year of the fiscal year 2016 ended March 31, 2016.

Fourth Quarter of Fiscal 2016 Highlights

•                  Revenues for the fourth quarter of fiscal 2016 amounted to RMB156.8 million ($24.3 million) compared to RMB163.0 million in the prior year period.

•                  New subscribers and accumulated subscriber base were 14,472 and 504,268 respectively.

•                  Gross profit was RMB122.2 million ($18.9 million), compared to RMB128.6 million in the prior year period.

•                  Gross margin was 77.9%, compared to 78.9% in the prior year period.

•                  Operating income amounted to RMB39.7 million ($6.2 million), compared to RMB49.5 million in the prior year period.

•                  Operating income before depreciation and amortization and share-based compensation expenses was RMB67.1 million ($10.4 million), down from RMB76.6 million in the prior year period.1

•                  Interest expense was RMB28.0 million ($4.3 million), compared to RMB25.2 million in the prior year period.

•                  Net income attributable to the Company’s shareholders was RMB8.2 million ($1.3 million), compared to RMB16.9 million in the prior year period.

•                  Net cash provided by operating activities for the fourth quarter of fiscal 2016 was RMB138.9 million ($21.5 million).

Full Year of Fiscal 2016 Highlights

•                  Revenues for the full year of fiscal 2016 increased by 4.4% to RMB663.0 million ($102.8 million) from RMB635.1 million in the prior year.

•                  New subscriber sign-ups reached 62,909 and accumulated subscriber base expanded to 504,268.

•                  Gross profit increased by 2.8% to RMB518.4 million ($80.4 million) compared to RMB504.5 million in the prior year.

•                  Operating income recorded RMB191.3 million ($29.7 million) compared to RMB235.0 million in the prior year.

•                  Operating income before depreciation and amortization and share-based compensation expenses amounted to RMB300.2 million ($46.6 million), compared to RMB302.1 million in the prior year.1

•                  Interest expense amounted to RMB108.0 million ($16.7 million), compared to RMB101.1 million in the prior year.

•                  Dividend income significantly increased to RMB49.2 million ($7.6 million) from RMB2.3 million in the prior year.

1 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

•                  Impairment loss on available-for-sale equity securities was RMB8.4 million ($1.3 million) whereas there was no such loss in the prior year.

•                  Net income attributable to the Company’s shareholders amounted to RMB91.0 million ($14.1 million), compared to RMB107.3 million in the prior year.

•                  Net cash provided by operating activities for the full year of fiscal 2016 amounted to RMB581.0 million ($90.1 million) compared to RMB594.9 million in the prior year.

Ms. Ting Zheng, Chief Executive Officer of CCBC commented, “Despite the challenges we faced in the reporting period, we recruited 14,472 new subscribers, representing a decrease of 9.4% year-on-year and a decrease of 7.2% quarter-on-quarter. Revenue mix in terms of regional contribution remained stable compared to the last few quarters and our client payment mix was similar to prior quarters. We are pleased that the Group accumulated subscriber base has surpassed the half a million mark for the first time and reached 504,268 subscribers as of March 31, 2016.”

“Looking ahead, the management expects the number of newborns to rebound from the low level during the Year of the Sheep.  However, we also expect a slowing economy could dampen demand for high-end medical services, including the services we provide. Additionally, we believe the end of the ‘one-child policy’ is a positive development for the Chinese economy and for our industry over the long term. However, it will take time to attain meaningful traction due to the end of this policy. To overcome these challenges, we plan to continue improving our marketing efforts to increase our penetration and client conversion rates while further tightening our cost structure. Building on our track record of success, established brand and leading market position, we will continue to seek strategic opportunities to further expand our dominant presence in the industry.”

Summary — Fourth Quarter and Full Year Ended March 31, 2015 and 2016

	Three Months Ended March 31,			Year Ended March 31,
(in thousands)	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
Revenues	162,994	156,778	24,314	635,122	662,999	102,822
Gross Profit	128,554	122,184	18,949	504,511	518,401	80,397
Operating Income[2]	49,523	39,671	6,153	234,996	191,330	29,673
Interest Expense	25,238	27,991	4,341	101,102	107,967	16,744
Net Income Attributable to the Company’s Shareholders	16,923	8,244	1,279	107,292	90,970	14,108
Earnings per Ordinary Share — Basic and Diluted[3] (RMB/US$)	0.23	0.18	0.03	1.36	1.25	0.19

Revenue Breakdown (%)
Processing Fees	66.3%	59.2%		67.9%	63.3%
Storage Fees	33.7%	40.8%		32.1%	36.7%
New Subscribers (persons)	15,982	14,472		64,736	62,909
Total Accumulated Subscribers (persons)	441,359	504,268		441,359	504,268

2 The reported operating income for the three months and full year ended March 31, 2016 included the followings:

(i)        Depreciation and amortization expenses of RMB12.4 million ($1.9 million) and RMB50.2 million ($7.8 million) for the three months and year ended March 31, 2016, respectively; and

(ii)     Share-based compensation expense of RMB15.1 million ($2.3 million) and RMB58.7 million ($9.1 million) for the three months and year ended March 31, 2016, respectively, relating to the Company’s restricted share unit scheme (“RSU Scheme”) in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014. Out of 7,300,000 RSUs granted, 7,080,000 ordinary shares (“Shares”) were then issued and deposited into a trust sponsored and funded by the Company (“Trust”).

3 The terms of the outstanding convertible notes provide each holder with the ability to participate in any excess cash dividend. Therefore, the calculation of basic and diluted EPS has taken into consideration the negative effect of such participating rights of RMB0.06 ($0.009) per share and nil for the three months and year ended March 31, 2016, respectively.

Summary — Selected Cash Flow Statement Items

	Three Months Ended March 31,			Year Ended March 31,
(in thousands)	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	146,443	138,874	21,538	594,866	580,997	90,105
Net cash used in investing activities	(4,794)	(1,147)	(178)	(42,431)	(16,480)	(2,556)
Net cash used in financing activities	—	(1,646)	(255)	—	(1,646)	(255)

Fourth quarter of Fiscal 2016 Financial Results

REVENUES. Due to the drop in new born babies and the resulting decrease in the number of new subscribers, revenues in the fourth quarter of fiscal 2016 dropped 3.8% to RMB156.8 million ($24.3 million) from RMB163.0 million in the prior year period.

Revenues generated from storage fees increased to RMB64.0 million ($9.9 million), up 16.4% from RMB55.0 million in the prior year period, as the Company’s accumulated subscriber base reached 504,268 at the end of March 2016. Storage fees accounted for 40.8% of the total revenues, compared to 33.7% in the prior year period.

Revenues generated from processing fees in the fourth quarter were RMB92.8 million ($14.4 million), compared with RMB108.0 million in the prior year period as a result of the decrease in new subscriber sign-ups. 14,472 new subscribers signed up during the fourth quarter of fiscal 2016. Revenues generated from processing fees accounted for 59.2% of total revenues, compared to 66.3% in the prior year period.

GROSS PROFIT. Gross profit for the fourth quarter of fiscal 2016 was RMB122.2 million ($18.9 million) compared to RMB128.6 million in the prior year period primarily due to the drop in new subscriber sign-ups. Gross margin was 77.9% in the reporting quarter, compared to 78.9% in the prior year period.

OPERATING INCOME. With decreased gross profit and slight increase in operating expenses, operating income for the fourth quarter was RMB39.7 million ($6.2 million), compared to RMB49.5 million in the prior year period. Operating margin in the current quarter was 25.3%, compared to 30.4% in the prior year period. Depreciation and amortization expenses for the fourth quarter were RMB12.4 million ($1.9 million), compared to RMB13.0 million in the prior year period. Share-based compensation expense was RMB15.1 million ($2.3 million), compared to RMB14.0 million in the prior year period and the increase in share-based compensation amount was mainly attributable to the depreciation of RMB against US dollar. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB67.1 million ($10.4 million), compared to RMB76.6 million in the prior year period.4

Research and Development Expenses. Research and development expenses amounted to RMB2.3 million ($0.4 million) compared to RMB2.7 million in the prior year period.

4 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

Sales and Marketing Expenses. Sales and marketing expenses for the fourth quarter amounted to RMB37.2 million ($5.8 million), compared to RMB35.0 million in the prior year period. The increase was attributable to the Company’s continued efforts to deepen the market and boost awareness during market contraction in the reporting period. As a percentage of revenues, sales and marketing expenses were 23.7%, compared to 21.4% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the fourth quarter increased modestly to RMB43.0 million ($6.7 million) from RMB41.4 million in the prior year period. As a percentage of revenue, general and administrative expenses were 27.4%, compared to 25.4% in the prior year period.

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense was mainly related to the Company’s outstanding convertible notes. In the reporting quarter, the Company incurred interest expense of RMB28.0 million ($4.3 million), compared to RMB25.2 million in the prior year period. The increase was due to the compounding interest effect of the convertible notes and the translation difference arising from the depreciation of RMB against USD.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Following the decreased operating income, income before income tax for the reporting quarter was RMB16.6 million ($2.6 million), compared to RMB29.0 million in the prior year period. Net income attributable to the Company’s shareholders for the fourth quarter of fiscal 2016 amounted to RMB8.2 million ($1.3 million), down from RMB16.9 million in the prior year period. Net margin for the fourth quarter of fiscal 2016 was 5.3%, compared to 10.4% in the prior year period.

EARNINGS PER SHARE. The terms of the outstanding convertible notes provide each holder with the ability to participate in any Excess Cash Dividend5. Therefore, the calculation of basic and diluted EPS has taken into consideration the negative effect of such participating rights, which was RMB0.06 ($0.009) per share. Basic and diluted earnings per ordinary share for the fourth quarter of fiscal 2016 were RMB0.18 ($0.03).6

5 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

6 During the quarter ended December 31, 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Company’s RSU Scheme, subject to certain performance conditions. Out of 7,300,000 RSUs granted, 7,080,000 Shares were then issued and deposited into a Trust, and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU Scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class.

In order to provide a better understanding of the effect on earnings per ordinary share when considering these 7,080,000 Shares as outstanding, under the non-GAAP measure, net income attributable to ordinary shareholders is divided by the weighted average number of ordinary shares outstanding during the three months and year ended March 31, 2016 (i.e. 73,003,248 outstanding shares plus 7,080,000 Shares). Basic and diluted earnings per ordinary share (including 7,080,000 Shares) were RMB0.14 ($0.02) and RMB1.14 ($0.2) for the three months and year ended March 31, 2016, respectively.

LIQUIDITY. As of March 31, 2015, the Company had cash and cash equivalents of RMB3,008.4 million ($466.6 million), up 23.5% from RMB2,436.7 million as of March 31, 2015. The Company had total debt of RMB970.7 million ($150.5 million) as of March 31, 2016. Net cash provided by operating activities for the fourth quarter of fiscal 2016 amounted to RMB138.9 million ($21.5 million).

Full year of Fiscal 2016 Financial Results

For the full year of fiscal 2016, total revenues increased by 4.4% to RMB663.0 million ($102.8 million) from RMB635.1 million in the prior year. The increase was largely attributable to the increase in the Company’s storage revenues from the expanded subscriber base of 504,268 units at the end of March 2016. Gross profit increased by 2.8% to RMB518.4 million ($80.4 million) from RMB504.5 million in the prior year. Operating income was RMB191.3 million ($29.7 million) compared to RMB235.0 million in the prior year. The decrease was mainly due to the increase in share-based compensation expense. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB300.2 million ($46.6 million), which remained stable when compared to RMB302.1 million in the prior year.7 Net income attributable to the Company’s shareholders amounted to RMB91.0 million ($14.1 million). Basic and diluted earnings per share attributable to ordinary shares were RMB1.25 ($0.19). Net cash provided by operating activities in the full year of fiscal 2016 was RMB581.0 million ($90.1 million).

Recent Developments

•                          On April 27, 2015, the Company announced that its board of directors (the “Board”) had received a non-binding proposal letter from Golden Meditech Holdings Limited (“Golden Meditech”), pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going-private” transaction (the “GM Proposal”). On the same day, the Board had formed a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who are not affiliated with Golden Meditech to evaluate such proposal and certain other potential transactions involving the Company. The special committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives but has not set a definitive timetable to complete its evaluation of the GM Proposal or other alternative.

•                          In May 2015, Golden Meditech initiated a series of agreements and transactions to acquire $115 million in aggregate principal amount of the Company’s outstanding 7% senior convertible notes due 2017 (“Convertible Notes”) and 7,314,015 ordinary shares of the Company (the “CGL Sale Shares”).

•                          On August 6, 2015, the Company announced that the Board had received a non-binding acquisition proposal letter from Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”), pursuant to which Nanjing Xinjiekou offered to acquire all of the Company’s China business, including all of the Company’s equity interests in its China subsidiaries and its assets and resources relating to its business in China (the “Nanjing Xinjiekou Proposal”). The purchase price offered is not lower than RMB6.0 billion.

7 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

•                          On November 5, 2015, the Company was informed that Golden Meditech and Nanjing Xinjiekou entered into a non-binding framework purchase agreement (the “MOU”), pursuant to which Nanjing Xinjiekou proposed to acquire from Golden Meditech approximately 65.1% of the Company’s issued share capital on a fully diluted basis and to provide assistance, including possible financing, to Golden Meditech in its proposed “going private” transaction involving the Company. Concurrently, Nanjing Xinjiekou also indicated its intention to acquire the remaining 34.9% of the Company’s ordinary shares owned by other shareholders of the Company.

•                          On November 30, 2015, Golden Meditech entered into agreement with Mr. Yuen Kam, the Company’s chairman, to acquire 357,331 ordinary shares of the Company (the “Kam Sale Shares”).

•                          On January 4, 2016, Golden Meditech, through its wholly owned subsidiary, Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), completed the acquisitions of the Convertible Notes, CGL Sale Shares and Kam Sale Shares, using the net proceeds from open offer and issuance of promissory notes. GM Stem Cells became the owner of the Convertible Notes, CGL Sale Shares and Kam Sale Shares.

•                          On January 7, 2016, the Company was informed that GM Stem Cells entered into a conditional sale and purchase agreement with Nanjing Xinjiekou on January 6, 2016 regarding the disposal of its shares and Convertible Notes, representing an aggregate 65.4% equity interest of the Company on a fully diluted basis, for a total consideration of approximately RMB5.764 billion.

The total consideration consists of a cash payment of approximately $504.8 million (approximately RMB3.264 billion) and the issuance of RMB2.5 billion new shares by Nanjing Xinjiekou at the initial issue price of RMB18.61 per share (the “NXD New Shares”). Pursuant to the conditional sale and purchase agreement, Nanjing Xinjiekou requires the existing Company management team to stay on until December 31, 2018 and GM Stem Cells has agreed to a three-year performance guarantee and to have the NXD New Shares subject to a three-year lock-up period.

GM Stem Cells also entered into another conditional sale and purchase agreement with Nanjing Xinjiekou, pursuant to which GM Stem Cells agrees to sell the remaining 34.6% equity interest (on a fully diluted basis) of the Company to Nanjing Xinjiekou for a total cash consideration of approximately $267 million (approximately RMB1.73 billion), if the privatization of the Company is completed. The completion of both sale and purchase agreements are conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals and shareholders’ approvals, and the completion of the two sales and purchase agreements are not interconditional.

•                          The Company cautions its shareholders and others considering trading its securities that no decisions have been made with respect to the Company’s response to GM Proposal and Nanjing Xinjiekou Proposal, and there cannot be any assurance that any transactions will be completed with respect to the proposals made by Golden Meditech and Nanjing Xinjiekou and the proposed transactions between GM Stem Cells and Nanjing Xinjiekou, or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Wednesday, June 15, 2016 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL link above. Listeners can also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers, or +852-5808-3202 for Hong Kong callers, access code: 8507112.

Use of Non-GAAP Financial Measures

GAAP results for the three months and year ended March 31, 2016 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the abolishment of China’s one-child policy and implementation of the new two-child policy from January 2016) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; the non-binding proposal letters from Golden Meditech and Nanjing Xinjiekou and the proposed transactions between the foregoing companies; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending March 31, 2016 were made at the noon buying rate of RMB6.4480 to $1.00 on March 31, 2016 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2015 and 2016

	March 31,	March 31,
	2015	2016
	RMB	RMB	US$
		(in thousands)

ASSETS
Current assets
Cash and cash equivalents	2,436,655	3,008,422	466,567
Trading securities	7,708	—	—
Accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB28,624; March 31, 2016: RMB38,261 (US$5,934))	120,762	124,645	19,331
Inventories	23,803	28,326	4,393
Prepaid expenses and other receivables	19,508	24,412	3,786
Deferred tax assets	10,270	14,056	2,180
Total current assets	2,618,706	3,199,861	496,257
Property, plant and equipment, net	603,167	574,567	89,108
Non-current deposits	207,258	218,379	33,868
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB55,211; March 31, 2016: RMB62,633 (US$9,714))	194,238	165,011	25,591
Inventories	58,224	64,322	9,975
Intangible assets, net	115,928	111,307	17,262
Available-for-sale equity securities	122,416	162,734	25,238
Other investment	189,129	189,129	29,331
Deferred tax assets	2,618	2,617	406
Total assets	4,111,684	4,687,927	727,036

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,305
Accounts payable	12,673	13,248	2,055
Accrued expenses and other payables	87,381	61,304	9,507
Deferred revenue	220,140	257,692	39,965
Amounts due to related parties	20,802	53,255	8,259
Income tax payable	10,081	8,524	1,322
Deferred tax liabilities	9,100	14,300	2,218
Total current liabilities	420,177	468,323	72,631
Convertible notes, net[8]	808,049	906,222	140,543
Non-current deferred revenue	1,099,399	1,321,239	204,907
Other non-current liabilities	215,585	255,932	39,691
Deferred tax liabilities	25,261	22,786	3,534
Total liabilities	2,568,471	2,974,502	461,306

8 With the adoption of Accounting Standards Update No. 2015-03 in the current fiscal year, debt issuance costs of RMB7,802 and RMB4,437 (US$688) as of March 31, 2015 and 2016 are presented as a deduction to the carrying amount of convertible notes, instead of reported on the balance sheet as an asset. The costs will continue to be amortized to interest expense using the effective interest method.

EXHIBIT 1 (continued)

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2015 and 2016 - (continued)

	March 31,	March 31,
	2015	2016
	RMB	RMB	US$
	(in thousands except share data)
EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2015 and 2016, respectively	50	50	8
Additional paid-in capital	814,678	873,654	135,493
Treasury stock, at cost (March 31, 2015 and 2016: 136,899 shares, respectively)	(2,815)	(2,815)	(437)
Accumulated other comprehensive income	63,230	84,779	13,148
Retained earnings	662,615	753,585	116,871
Total equity attributable to China Cord Blood Corporation	1,537,758	1,709,253	265,083
Non-controlling interests	5,455	4,172	647
Total equity	1,543,213	1,713,425	265,730
Total liabilities and equity	4,111,684	4,687,927	727,036

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2015 and 2016

	Three months ended March 31,			Year ended March 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	162,994	156,778	24,314	635,122	662,999	102,822
Direct costs	(34,440)	(34,594)	(5,365)	(130,611)	(144,598)	(22,425)
Gross profit	128,554	122,184	18,949	504,511	518,401	80,397
Operating expenses
Research and development	(2,660)	(2,277)	(353)	(9,907)	(8,964)	(1,390)
Sales and marketing	(34,960)	(37,221)	(5,772)	(127,927)	(148,155)	(22,977)
General and administrative	(41,411)	(43,015)	(6,671)	(131,681)	(169,952)	(26,357)
Total operating expenses	(79,031)	(82,513)	(12,796)	(269,515)	(327,071)	(50,724)
Operating income	49,523	39,671	6,153	234,996	191,330	29,673
Other expense, net
Interest income	4,708	4,451	690	18,252	18,218	2,825
Interest expense	(25,238)	(27,991)	(4,341)	(101,102)	(107,967)	(16,744)
Exchange loss	(82)	(13)	(2)	(231)	(972)	(151)
Dividend income	—	—	—	2,344	49,198	7,630
Impairment loss on available-for-sale equity securities	—	—	—	—	(8,361)	(1,297)
Others	101	503	78	861	(113)	(18)
Total other expense, net	(20,511)	(23,050)	(3,575)	(79,876)	(49,997)	(7,755)
Income before income tax	29,012	16,621	2,578	155,120	141,333	21,918
Income tax expense	(11,664)	(8,590)	(1,332)	(47,327)	(50,000)	(7,754)
Net income	17,348	8,031	1,246	107,793	91,333	14,164
Net (loss)/income attributable to non-controlling interests	(425)	213	33	(501)	(363)	(56)
Net income attributable to China Cord Blood Corporation’s shareholders	16,923	8,244	1,279	107,292	90,970	14,108

Net income per share:
Attributable to ordinary shares
- Basic	0.23	0.18	0.03	1.36	1.25	0.19
- Diluted	0.23	0.18	0.03	1.36	1.25	0.19

Other comprehensive income
- Foreign currency translation adjustment, net of nil income taxes	1,360	2,476	384	4,642	(19,124)	(2,966)
- Unrealized gain/(loss) in available-for-sale equity securities and other comprehensive income, net of nil income taxes:
- Unrealized gain/(loss) arising during the period/year	12,934	(8,372)	(1,298)	(25,675)	32,312	5,011
- Reclassification adjustment for losses included in net income	—	—	—	—	8,361	1,297
Comprehensive income	31,642	2,135	332	86,760	112,882	17,506
Comprehensive (loss)/income attributable to non-controlling interests	(425)	213	33	(501)	(363)	(56)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	31,217	2,348	365	86,259	112,519	17,450

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Year ended March 31, 2015 and 2016

	Three months ended March 31,			Year ended March 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	49,523	39,671	6,153	234,996	191,330	29,673
Depreciation and amortization expenses[9]	13,024	12,398	1,923	50,609	50,166	7,779
Share-based compensation expense[10]	14,038	15,050	2,334	16,535	58,684	9,101
Non-GAAP operating income	76,585	67,119	10,410	302,140	300,180	46,553

9 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

10 Share-based compensation expense relates to the Company’s RSU Scheme in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the quarter ended December 31, 2014. Out of 7,300,000 RSUs granted, 7,080,000 Shares were then issued and deposited into a Trust.